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                          June 3, 2024

       Panna Sharma
       Chief Executive Officer
       Lantern Pharma Inc.
       1920 McKinney Avenue, 7th Floor
       Dallas, TX 75201

                                                        Re: Lantern Pharma Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 24, 2024
                                                            File No. 333-279718

       Dear Panna Sharma:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Daniel K. Donahue, Esq.